VNU

06013559

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

Date	May 5, 2006
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	m.schikker@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

SUPPL

Please find enclosed the following press release, dated :

May 5, 2006 **Increase offer price per Ordinary Share to EUR 29.50; increase in offer price per Preferred Share to EUR 21.00; lowering of the acceptance level threshold for the Ordinary Shares to 80%; extension o fthe acceptance period to 19 May 2006.**

With kind regards,
VNU bv

Marianne Damad

dlw 5/19

VNU bv
Ceylonpoort 5-25, 2037 AA Haarlem / P.O. Box 1, 2000 MA Haarlem, The Netherlands
Telephone +31 23 546 34 63 / Trade Register Chamber of Commerce Amsterdam 34034747

HELLMAN & FRIEDMAN LLC

PRESS RELEASE

Not for release, publication or distribution, in whole or in part, in or into Canada, Australia or Japan. This is a joint press release of VNU N.V. and Valcon Acquisition B.V. This announcement and related materials do not constitute an offer for any shares in VNU N.V.

- **Increase in the offer price per Ordinary Share to EUR 29.50**
- **Increase in the offer price per Preferred Share to EUR 21.00**
- **Lowering of the acceptance level threshold for the Ordinary Shares to 80%**
- **Extension of the acceptance period to 19 May 2006**

Haarlem, the Netherlands, 4 May 2006

Increased Offer Prices

With reference to the press releases of 16 January 2006, 7 February 2006, 8 March 2006 and 3 and 7 April 2006 and the offer memorandum dated 31 March 2006 (the "Offer Memorandum"), VNU N.V. ("VNU") and Valcon Acquisition B.V. ("Valcon"), a company controlled by a private equity group consisting of affiliated funds of AlpInvest Partners N.V., The Blackstone Group L.P., The Carlyle Group, Hellman & Friedman LLC, Kohlberg Kravis Roberts & Co. L.P. and Thomas H. Lee Partners, L.P., hereby jointly announce that Valcon has decided to increase the prices offered by it in its recommended public offer for all of the issued and outstanding ordinary shares with a nominal value of EUR 0.20 each (the "Ordinary Shares") and all of the issued and outstanding 7% preferred shares with a nominal value of EUR 8.00 each (the "Preferred Shares" and together with the Ordinary Shares, the "Shares" and the holders of such Shares, the "Shareholders") in the share capital of VNU (the "Offer") as follows:

- the Offer Price per Ordinary Share (as defined below) is increased by EUR 0.75 to EUR 29.50; and

- the Offer Price per Preferred Share (as defined below) is increased by EUR 8.00 to EUR 21.00;

The new aggregate value of the transaction is approximately EUR 8.7 billion, including net indebtedness.

Following this increase of the Offer Price per Ordinary Share, holders of Ordinary Shares who accept the Offer shall, if the Offer is declared unconditional (*gestand wordt gedaan*), receive a cash amount of EUR 29.50 per validly tendered (or defectively tendered, provided that such defect has been waived by Valcon) and delivered (*geleverd*) Ordinary Share (the "Offer Price per Ordinary Share"). As described in the Offer Memorandum and in the press release of 3 April 2006, the dividend per Ordinary Share in respect of the Financial Year 2005 has been set at EUR 0.12 by the executive board of VNU with the approval of the supervisory board of VNU, which amount was paid in full on 23 August 2005 as an interim dividend. Accordingly, assuming that the Offer is declared unconditional (*gestand wordt gedaan*), VNU will not pay out any final dividend or other dividend or distribution on the Ordinary Shares prior to the Settlement Date (as defined below). The increase in the Offer Price per Ordinary Share for all outstanding Ordinary Shares represents an aggregate amount of approximately EUR 193 million.

Following the increase of the Offer Price per Preferred Share, holders of Preferred Shares who accept the Offer shall, if the Offer is declared unconditional (*gestand wordt gedaan*), receive a cash amount of EUR 21.00 per validly tendered (or defectively tendered, provided that such defect has been waived by Valcon) and delivered (*geleverd*) Preferred Share (the "Offer Price per Preferred Share"). As described in the Offer Memorandum and in the press release of 3 April 2006, in the event that prior to settlement of the Offer any dividends are paid in respect of the Preferred Shares (except for the interim dividend in respect of the Preferred Shares in the amount of EUR 0.64 per Preferred Share, that was paid on 23 August 2005), the Offer Price per Preferred Share will be decreased by an amount per Preferred Share equivalent to any such dividend or distribution per Preferred Share. The increase of the Offer Price per Preferred Share for all outstanding Preferred Shares represents an aggregate amount of approximately EUR 1.2 million.

Lowering of the Acceptance Level Threshold for the Ordinary Shares

Valcon has decided that it will lower the acceptance level threshold for the Ordinary Shares tendered for acceptance under the Offer as set out in paragraph 5.2.1 of the Offer Memorandum from 95% to 80%. As a result thereof, assuming that all other Offer Conditions set out in the Offer Memorandum are satisfied or waived by the relevant party or parties, Valcon will declare the Offer unconditional (*gestand doen*) in the event that such number of Ordinary Shares are tendered for acceptance that these, together with the Ordinary Shares directly or indirectly held by Valcon, its group or the Sponsors at the Acceptance Closing Date and Ordinary Shares which are the subject of purchase agreements in effect at the Acceptance Closing Date, represent at least 80% of VNU's issued ordinary share capital (*geplaatst gewoon aandelenkapitaal*) as at the Acceptance Closing Date (excluding Ordinary Shares held by VNU or its subsidiaries as at the Acceptance Closing Date). On the date of this announcement Valcon does not directly or indirectly own any Ordinary Shares.

The lowering of the acceptance level threshold as described above is without prejudice to any and all rights that Valcon has to declare the Offer unconditional (*gestand doen*) at a lower acceptance level, which it may do unilaterally if the number of Ordinary Shares tendered for acceptance under the Offer together with the Ordinary Shares directly or indirectly held by Valcon on the Acceptance Closing Date represent at least 60% of VNU's issued ordinary share capital (*geplaatst gewoon aandelenkapitaal*) at the Acceptance Closing Date and which it may do with VNU's consent if the number of Ordinary Shares tendered for acceptance under the Offer together with the Ordinary Shares directly or indirectly held by Valcon on the Acceptance Closing Date represent less than 60% of VNU's issued ordinary share capital (*geplaatst gewoon aandelenkapitaal*) at the Acceptance Closing Date.

Valcon also reserves the right to waive any of the other Offer Conditions as set out in the Offer Memorandum, provided that a waiver of certain Offer Conditions shall, in certain circumstances, be subject to the prior written consent of VNU and that Valcon shall not waive or invoke (as may be applicable) Offer Condition 5.2.8 (as described in the Offer Memorandum) without the prior written consent of VNU.

Unless the Acceptance Period is further extended, Valcon will announce in accordance with Applicable Law (as defined below)(such date being the "Unconditional Date" (*gestanddoeningsdatum*)) whether the Offer Conditions have been fulfilled or are to be waived by Valcon and will announce whether (i) the Offer has been declared unconditional (*gestand is gedaan*), (ii) there is still uncertainty as to the fulfilment of any of the Offer Conditions, or (iii) the Offer is terminated, as a result of the Offer Conditions not having been fulfilled or waived by Valcon, all in accordance with article 9t, paragraph 4 of the Bte 1995. The Bte 1995 requires that such announcement be made within five Business Days following the Acceptance Closing Date.

In the event that Valcon announces that the Offer is declared unconditional (*gestand wordt gedaan*), Valcon will accept for payment all Shares validly tendered (or defectively tendered provided that such defect has been waived by Valcon) and may continue the Offer by way of a post acceptance period for at least five additional Business Days after the Unconditional Date (*gestanddoeningsdatum*) to continue to accept for payment all Shares validly tendered (or defectively tendered provided that such defect has been waived by Valcon) during such period and Valcon shall pay promptly, but in any event within three Business Days following such tender, for such Shares.

Extension of the Acceptance Period

In connection with the increase of the offer prices as set out above, in accordance with applicable legal requirements, the Acceptance Period, which was originally scheduled to end on 5 May 2006 at 15:00 hours, Amsterdam time (9:00 hours, New York time), is extended to 19 May 2006 at 15:00 hours, Amsterdam time (9:00 hours, New York time).

Following the extension of the Acceptance Period as set out above, any reference in this announcement and the Offer Memorandum to the Acceptance Closing Date shall, unless the context requires otherwise, be deemed to be a reference to 19 May 2006, 15:00 hours, Amsterdam time (9:00 hours, New York time).

If one or more of the Offer Conditions are not fulfilled, Valcon may decide to further extend the Acceptance Period until all such Offer Conditions have been satisfied or waived. Extension of the Acceptance Period may occur one or more times in accordance with applicable laws and regulations, including the Wte 1995, Bte 1995 and applicable other securities laws (including United States securities law) ("Applicable Law"), including article 9o, paragraph 5 of the Bte 1995.

Shares Already Tendered

Each Shareholder has the right to withdraw the Shares he or she has tendered on or prior to 5 May 2006 in accordance with the provisions of article 9o, paragraph 5 of the Bte 1995. Any Shares tendered on or prior to 5 May 2006 and not withdrawn will remain subject to the Offer as amended in accordance with the above.

Shares tendered after 5 May 2006 may not be withdrawn, subject to the right of withdrawal of any tender during any further extension of the Acceptance Period in accordance with the provisions of Applicable Law, including article 9o, paragraph 5 of the Bte 1995.

Acceptance by Shareholders
Shareholders who hold their Shares through an admitted institution of Euronext Amsterdam N.V. ("Admitted Institution") are requested to make their acceptance known via their bank or stockbroker no later than 15:00 hours, Amsterdam time (9:00 hours, New York time) on 19 May 2006.

Shareholders individually recorded in the VNU shareholders register wishing to accept the Offer prior to the Acceptance Closing Date must deliver a completed and signed acceptance form to ABN AMRO Bank N.V. *(attn. Issuing Institutions-Corporate Actions MF2020, Kemelstede 2, 4817 ST Breda, The Netherlands, fax +31 (0)76 5799 620)* ("ABN AMRO"). In accordance with the terms and conditions of the Offer, the acceptance forms must be received by ABN AMRO no later than 15:00 hours, Amsterdam time (9:00 hours, New York time) on 19 May 2006. The acceptance forms are available upon request from VNU *(attn. Investor Relations, Ceylonpoort 5-25, 2037 AA Haarlem, tel. +31 (0)23 5463 600 / email: ir.info@hq.vnu.com)* and ABN AMRO. The acceptance form will also serve as a deed of transfer with respect to the Shares referenced therein.

Holders of American depositary shares representing Ordinary Shares ("ADS") must follow the procedures for acceptance and settlement contained in Schedule 1 "Procedures for Acceptance and Settlement for ADS Holders" to the Offer Memorandum in order to accept the Offer.

The Admitted Institutions do not submit to ABN AMRO Bank N.V. the acceptances of the Offer by their respective customers until the last day of the Acceptance Period, which has not yet occurred. Accordingly, while ABN AMRO Bank N.V. has to date received acceptances of the Offer in respect of only a limited number of Shares, the Admitted Institutions have not submitted to ABN AMRO Bank N.V. all acceptances by the customers of those Admitted Institutions and accordingly VNU and Valcon do not know the number of Shares tendered by Shareholders at this time.

Settlement
In the event that Valcon announces that the Offer is declared unconditional *(gestand wordt gedaan)*, Valcon will pay promptly but in any event within three Business Days following the Unconditional Date (the "Settlement Date") to the Shareholders having tendered their Shares for acceptance pursuant to the Offer prior to the Acceptance Closing Date, the Offer Price per Ordinary Share and/or the Offer Price per Preferred Share in respect of each Share validly tendered (or defectively tendered, provided that such defect has been waived by Valcon) and delivered *(geleverd)*.

Admitted Institutions
The Admitted Institutions may tender Shares for acceptance only to ABN AMRO in Breda *(attn. Issuing Institutions-Corporate Actions MF2020, Kemelstede 2, 4817 ST Breda, The Netherlands, fax +31 (0)76 5799 620)* and only in writing. In submitting the acceptance, the Admitted Institutions are required to declare that (i) they have registered the tendered Shares in their administration, (ii) each Shareholder who accepts the Offer irrevocably represents and warrants that the Shares tendered by the Shareholder are being tendered in compliance with the restrictions set out in the Offer Memorandum and (iii) they undertake to transfer these Shares to Valcon on the Settlement Date, provided the Offer has been declared unconditional *(gestand is gedaan)*.

Offer Memorandum including Dutch Summary and Further Information
Apart from the amendments set out in this announcement, the terms, conditions and restrictions of the Offer remain the same as those set out in the Offer Memorandum. Shareholders should refer to the Offer Memorandum for these terms, conditions and restrictions and are advised to review the Offer Memorandum in detail and to seek independent advice where appropriate in order to reach a reasoned judgement in respect of the content of the Offer Memorandum and the Offer itself. The information in this announcement is not complete and additional information is contained in the Offer Memorandum. Any capitalized terms used but not defined in this announcement shall have the same meaning as ascribed to them in the Offer Memorandum.

Copies of the Offer Memorandum, copies of this announcement, copies of the articles of association of VNU and the financial statements of VNU for the financial year 2005 ended 31 December 2005, the financial year 2004 ended 31 December 2004 and the financial year 2003 ended 31 December 2003, as well as the proposed articles of association of VNU, which documents are incorporated by reference in, and form an integral part of, the Offer Memorandum, are available free of charge at the offices of VNU and ABN AMRO and can be obtained by contacting VNU or ABN AMRO, at the addresses below.

VNU N.V.
Investor Relations
Ceylonpoort 5-25
2037 AA Haarlem
The Netherlands
Tel.: + 31 (0)23 546 3600
Fax: + 31 (0)23 546 3938
Email: ir.info@*hq.vnu.com*

The Settlement Agent
Servicedesk MF7020
Kemelstede 2
4817 ST Breda
The Netherlands
P.O. Box 3200
4800 DE Breda
The Netherlands
Tel: + 31(0)76 579 9455
Fax: + 31 (0)76 579 9643
Email: So.Servicedesk.WCS@nl.abnamro.com

The Information Agent outside of the Netherlands for the Offer is:

Georgeson
17 State Street,
10th Floor
New York,
New York 10004
Banks and Brokers Call:
(212) 440-9800
All Others Call Toll Free:
(800) 509-0983

Georgeson
68 Upper Thames Street
London, EC4V 3BJ
Banks and Brokers Call:
+44 (0)20 7019 7137

This announcement is a public announcement as meant within section 9o paragraph 5 sub c of the Bte 1995.

Restrictions
The Offer is not being made, and the Shares will not be accepted for purchase from or on behalf of any Shareholders, in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities or other laws or regulations of such jurisdiction or would require any registration, approval or filing with any regulatory authority not expressly contemplated by the terms of the Offer Memorandum. Persons obtaining the Offer Memorandum are required to take due note and observe all such restrictions and obtain any necessary authorisations, approvals or consents. Neither Valcon, nor VNU, nor any of their advisers, nor ABN AMRO accepts any liability for any violation by any person of any such restriction. Any person (including, without limitation, custodians, nominees and trustees) who would or otherwise intends to forward the Offer Memorandum or any related document to any jurisdiction outside the Netherlands should carefully read Section 1 of the Offer Memorandum (Restrictions and Important Information) before taking any action.

VNU contacts

Press	Will Thoretz	+1 646 654 8133 (New York)
Investor Relations	Peter Wortel	+31 23 5463 692 (Haarlem)
	Arnout Asjes	+1 646 654 5031 (New York)

Consortium press contacts

Kekst & Co.	Ruth Pachman	+1 212 521 4800 (New York)
M: Communications	Hugh Morrison	+44 20 7153 1534 (London)